                                                                      SECURITIES & EXCHANGE COMMISSION

                                                                                   WASHINGTON, D.C.   20549

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                                                NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

           NAME OF REGISTRANT: LENSAR, Inc.

           NAME OF PERSON RELYING ON EXEMPTION: Ryan Schaper

           ADDRESS OF PERSON RELYING ON EXEMPTION: 3406 Via Lido Ste 1A 336, Newport Beach, California   92663

           Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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Ryan Schaper, who owns 432,206 shares of LENSAR stock (approximately 4% of the company) issued the following statement in response to the recommendation of Institutional Shareholder Services regarding the special meeting on August 1st.  An early statement by Mr. Schaper urging a vote AGAINST the proposal is available at https://www.sec.gov/Archives/edgar/data/1320350/000198537223000002/letter07141135.htm

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ISS makes recommendation against the interests of ALL independent shareholders of LENSAR

ISS’s report where they recommend voting in favor of LENSAR’s proposal on August 1tmisses the point.

The upcoming vote is solely over whether or not to grant majority voting rights and a change of control to North Run, this is not a vote over whether or not to allow the $20M convertible preferred issuance as that issuance has already occurred.  To be clear, whether or not the proposal is approved, LENSAR gets to keep the $20M it received from North Run. In this vote specifically, LENSAR’s shareholders are being asked to hand North Run voting control of LENSAR and are getting nothing in return.

ISS short summary on the first page of their report states:  “Nevertheless, given the company's financial condition, support for this issuance of shares it [sic] warranted, with caution.”

This vote is not over the issuance of shares, it is solely over granting voting rights and control to North Run.  The issuance of the convertible preferred stock and warrants occurred without having given shareholders an option to accept or reject it, or benefit from superior proposals.

ISS’s recommendation can affect the vote of the passive/index funds which likely determine the outcome of this vote.   ISS has in my opinion not given this vote due consideration and should consult with independent shareholders before effectively taking independent shareholders rights from them with their in my opinion flawed analysis, handing independent shareholder rights and control over to one shareholder.

This is a highly unusual transaction done in a way that the issuance of the security for potentially greater than 50% ownership of the company at take-under pricing was done without shareholder approval and with the company is coming back at a later time asking shareholders to vote on granting voting rights to those shares to navigate through change of control voting requirements.  I and several other large shareholders told the Company that we were interested in providing funding to the Company, but rather than explore these options, the Company opted for a far more dilutive capital raise with North Run.

I urge a vote AGAINST the proposal.